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                               January 17, 2023

       David A. Campbell
       President and Chief Executive Officer
       Evergy Missouri West, Inc.
       1200 Main Street
       Kansas City, Missouri 64105

                                                        Re: Evergy Missouri
West, Inc.
                                                            Evergy Missouri
West Storm Funding I, LLC
                                                            Registration
Statement on Form SF-1
                                                            Filed December 20,
2022
                                                            File Nos.
333-268913 and 333-268913-01

       Dear David A. Campbell:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form SF-1

       Form of Prospectus
       Prospectus Summary of Terms
       Diagram of Transaction and Flow of Funds, page 6

   1. The diagram of the transaction and the chart representing the flow of funds are not readable. Specifically,
the diagrams are too small and the text is not clear or legible.
                                                        Please revise
accordingly.
 David A. Campbell
Evergy Missouri West, Inc.
January 17, 2023
Page 2
Security for the Securitized Utility Tariff Bonds
Pledge of Collateral, page 82

2. We note that, in addition to the securitized utility tariff property, property in the collection account and all of its subaccounts will also secure the bonds,
including    cash instruments,
         investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto.
         Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.
Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-2

3.       Please file your remaining exhibits with your SF-1 amendment. Refer to
Item 1100(f) of
         Regulation AB and Item 601 of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any other questions.



FirstName LastNameDavid A. Campbell                              Sincerely,
Comapany NameEvergy Missouri West, Inc.
                                                                 Division of
Corporation Finance
January 17, 2023 Page 2                                          Office of
Structured Finance
FirstName LastName